                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549-1004
                              ________________

                                  FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                 For the fiscal year ended December 31, 1994

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
              For the transition period from        to

                        Commission file number 1-3950


A.    Full title of the plan and the address of the plan:
         Associates First Capital Corporation Retirement Savings and
                             Profit Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
                             Ford Motor Company
                 The American Road, Dearborn, Michigan 48121

                            Required Information

                                                                    Page(s)

  Report of Independent Accountants                                    1

  Financial Statements and Schedules

    Statements of Net Assets Available for Benefits,
     as of December 31, 1994 and 1993                                  2

    Statement of Changes in Net Assets Available for Benefits
     for the year ended December 31, 1994                              3

    Notes to Financial Statements                                    4-11

    Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1994                                           12

    Item 27d - Schedule of Reportable Transactions for the
     year ended December 31, 1994                                      13

  Exhibits

    Exhibit A - Consent of Coopers & Lybrand L.L.P., filed
                  with this Report.

Signature

    Pursuant to the requirements of Section 15(d) of the Securities Exchange Act of 1934, the Associates First Capital Corporation Retirement Savings and Profit Sharing Plan Committee has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    ASSOCIATES FIRST CAPITAL CORPORATION
                                     RETIREMENT SAVINGS AND PROFIT SHARING
                                     PLAN


June 16, 1995                       By  /s/  ROY A. GUTHRIE
                                      Plan Committee Member

    The financial statements and schedules for the Associates First Capital Corporation Retirement Savings and Profit Sharing Plan, included in this Annual Report on Form 11-K, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

                        Report of Independent Accountants



To the Board of Directors
 of Associates First Capital Corporation and the Board of Directors of Ford Motor Company:


We have audited the accompanying financial statements of net assets available for benefits of Associates First Capital Corporation Retirement Savings and Profit Sharing Plan as of December 31, 1994 and 1993 and the related statement of changes in net assets available for benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Dallas, Texas
June 16, 1995

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                      as of December 31, 1994 and 1993





                                                1994             1993

                                   ASSETS


Investments - NOTE 4
  Uninvested cash                           $     -          $        124

  Money market mutual fund (at fair
   market value)                              53,967,191       41,184,513

  Mutual funds (at fair market value)         93,407,721       88,208,812

  Common stock (at fair market value)          3,148,293          552,305

  Loans to participants                       12,551,384       10,940,111
                                             163,074,589      140,885,865

Employer contributions receivable             11,029,747        9,593,569

    Net assets available for benefits       $174,104,336     $150,479,434









                   The accompanying notes are an integral
                      part of the financial statements.

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    for the year ended December 31, 1994




                                                        1994

Additions
  Assets directly transferred to the Plan           $  4,126,858
  Contributions:
    Employer                                          16,674,277
    Participants                                      18,464,567
  Dividend and interest income                         7,829,377
  Net depreciation in fair value of
   investments                                        (6,934,858)
  Other                                                   29,062
                                                      40,189,283

Deductions
  Benefits paid to participants                       16,564,381

    Net increase                                      23,624,902

Net assets available for benefits
  Beginning of year                                  150,479,434

  End of year                                       $174,104,336









                   The accompanying notes are an integral
                      part of the financial statements.

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF THE PLAN

  General

The Associates First Capital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan intended to provide assistance in accumulating personal savings for retirement. The Plan is designed to qualify under Section 401(a) and 401(k) of the Internal Revenue Code. The Plan was submitted to the Internal Revenue Service in March, 1995 seeking approval as a qualified tax-exempt plan. Consequently, the Plan provisions are subject to issuance of a favorable determination letter by the Internal Revenue Service. Management of the plan sponsor, Associates First Capital Corporation ("First Capital"), believes such approval will be obtained. A detailed description of the Plan is contained in the Plan document.

Certain qualified plans and their participants have been merged with the Plan from time to time pursuant to transactions in which other entities have been acquired by First Capital.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of First Capital. First Capital is an indirect subsidiary of Ford Motor Company ("Ford"). Plan participants may invest, through the Plan, in Ford common stock.

Fidelity Management Trust Company (the "trustee") holds the Plan's investment assets. Participants direct the investments for their accounts. First Capital may, but is not required to, pay all trustee fees and administrative expenses. During 1994, all trustee fees and administrative expenses were paid by First Capital.

  Eligibility and Contributions

Full-time employees of First Capital over the age of 25, employed on or after December 1, 1989, are eligible to contribute to the Plan on their date of employment. Full-time employees, hired under the age of 25, are eligible to contribute to the Plan at the earlier of completion of one year of service or attainment of age 25. Part-time employees, hired on or after December 1, 1989, become participants in the Plan after completing 1,000 hours of service during a twelve-consecutive-month period. Participation in the Plan is voluntary. Participants may elect to contribute a portion of their annual compensation on a pre-tax or post-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation. First Capital matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, First Capital can make profit sharing contributions to the Plan as the board of directors determines. For the years ended December 31, 1994 and 1993, discretionary contributions were $11,029,747 and $9,593,569, respectively. Earnings for each investment program are allocated based on participants' daily balances within that investment program.

  Forfeitures

Actual forfeitures, which become available from the nonvested balances of terminated participants, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay First Capital's matching contributions and profit sharing contributions, and (3) pay plan expenses not paid by First Capital.

  Investment Participation

Participant contributions are invested in accordance with the participant's election in one or more of several investment programs.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their share of net assets and their allocation percentage in each program at any time during the calendar year. The estimated number of participants with a share of net assets at December 31, 1994 and 1993 by investment program is as follows:

                                                      December 31
                                                   1994        1993

  Fidelity Puritan Fund                            3,259       3,043
  Fidelity Magellan Fund                           4,336       4,049
  Fidelity Intermediate Bond Fund                  1,884       2,025
  Fidelity Retirement Money Market Portfolio      10,822       8,956
  Fidelity Asset Manager Fund                      1,601       1,233
  Ford Stock Fund                                    737         170

At December 31, 1994, 13,681 participants held assets in the Plan.

  Investment Programs

Fidelity Puritan Fund - Puritan Fund is a growth and income fund. It seeks current income consistent with preservation of capital by investing in a broadly diversified portfolio of common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return will fluctuate.

Fidelity Magellan Fund - Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with potentially above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign and domestic companies. The Fund's share price and return will fluctuate.

Fidelity Intermediate Bond Fund - Intermediate Bond Fund is an income fund.
It seeks a high level of current income by investing primarily in investment-grade fixed income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The Fund's dollar-weighted average portfolio maturity ranges between three and ten years. The Fund's share price and return will fluctuate.

Fidelity Retirement Money Market Portfolio - Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. While the Portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured or guaranteed by the U.S. government. The Portfolio's yield will fluctuate. Retirement Money Market Portfolio is a conservative, relatively low-risk investment.

Fidelity Asset Manager - Asset Manager is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities, bonds and short-term instruments. In order to achieve its investment objective, the Fund gradually shifts its assets among and across these groups as market or other conditions change. Dividend amounts will vary. Normally the fund will allocate its assets within the following investment parameters: 10-60% in equities, 20-60% in bonds and 0-70% in short-term instruments. Over time, the Fund's allocation will fluctuate around a mix of 40% stocks, 40% bonds, and 20% short-term instruments. The Fund's share price and return will fluctuate.

Ford Stock Fund - The Ford Stock Fund invests primarily in Ford common stock with a small percentage of the Fund held in money market investments for liquidity purposes. The value of the Ford Stock Fund will be affected principally by the market value of the Ford Motor Company common stock. Since the Fund invests mostly in Ford common stock, an investment in the Fund does not have the advantage of diversification or investment management. The value of this Fund should be expected to fluctuate more than that of other plan investment options.

  Vesting

Participants are fully vested in their contributions, and earnings on those contributions, at all times. Balances transferred from certain predecessor plans and rollovers from other qualified plans are fully vested. Participants become vested in First Capital's matching contributions made on their behalf, and earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in First Capital's voluntary profit sharing contributions after 5 years of service. However, certain participants with a last hire date prior to January 1, 1992, may vest in First Capital's voluntary profit sharing contributions at 20% for each year of service. Additionally, participants become 100% vested in First Capital's matching and voluntary profit sharing contributions made on their behalf, and interest earnings thereon when they meet the Plan's retirement requirements; become disabled and eligible for long-term disability benefits; die, or cease participation due to termination of the Plan.

  Benefits

A participant's total account balance is paid to the participant in installments or in a lump sum upon retirement or disability, or in a lump sum upon termination of employment. If the participant's vested balance is greater than or equal to $3,500, the participant can elect to defer the distribution until the age of 65. Upon the death of the participant, the total account balance is paid to the participant's beneficiary in a lump sum.

  Rollovers

Participants receiving a lump sum distribution from another qualified plan may, within the time provided under the Internal Revenue Code, make a rollover contribution to the Plan if approved by the Committee. In addition, if the Committee approves, the Plan may accept a direct rollover of an eligible rollover distribution from another qualified retirement plan. Rollover contributions do not qualify for matching by First Capital.

  Withdrawals

Pursuant to Plan provisions, participants may make withdrawals from accounts prior to retirement, disability or death. Withdrawals are limited to the following: amounts are taken first from post-tax contributions, then earnings attributable to post-tax contributions and finally, if the participant is age 59-1/2 or more, from pre-tax contributions and earnings.

Participants may withdraw from pre-tax contributions prior to age 59 1/2, but not the related earnings, in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or to prevent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee for approval.

  Loans to Participants

The Committee or its designee may authorize a loan or loans to participants of the Plan. Participant loans are limited to 50% of vested interest up to the maximum specified by a plan formula; however, the minimum loan request is $500. At December 31, 1994 and 1993, the Plan had loans receivable from participants amounting to $12,551,384 and $10,940,111, respectively. These loans bear interest at prime plus 1%, payable in monthly installments up to 60 months, and are collateralized by the participants' vested interest in the Plan. Loans for primary residence mortgages may be paid back over 25 years.

  Asset Values and Number of Shares

The number of shares and the asset value per share by investment within the investment program of the Plan at December 31, 1994 and 1993 are as follows (shares in thousands):
                                             December 31
                                      1994                  1993
                              Number of  Value Per  Number of  Value Per
                                Shares     Share      Shares     Share

  Fidelity Puritan Fund          1,813    $14.81      1,530     $15.75
  Fidelity Magellan Fund           668     66.80        594      70.85
  Fidelity Intermediate Bond
   Fund                          1,140      9.83      1,112      10.78
  Fidelity Retirement Money
   Market Portfolio             53,967      1.00     41,185       1.00
  Fidelity Asset Manager           777     13.83        651      15.40
  Ford Stock Fund                  286     11.00         45      12.31

  Plan Termination

Although it has not expressed any intention to do so, First Capital has the right to terminate the Plan. Upon termination, First Capital and the Committee will direct the trustee to distribute the assets of the Plan to the participating employees in accordance with their interest. In the event of termination of the Plan, all accounts become fully vested to the participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investments

Investments in common stock are accounted for as of trade-date and are valued at quoted market prices. Investments in mutual funds are valued at fair value as determined by the fund manager based on the fair value of the underlying fund securities.

Loans to participants are carried at the original loan principal balance less principal repayments.

Dividend and interest income are recognized as earned.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions

Contributions to the Plan from employees and from First Capital and participating subsidiaries are recorded in the period that payroll deductions are made from Plan participants.

NOTE 3 - BENEFITS PAYABLE

Amounts reported in the accompanying financial statements are different from the amounts reported in the Plan's 1994 and 1993 Form 5500 due to the Department of Labor's requirement to recognize benefits payable to participants in the Plan as liabilities on the Form 5500 as follows (in thousands):

                             Accrued Benefits
                                 Payable            Distributions to
                               December 31            Participants
                             1994        1993       December 31, 1994

  Financial Statements      $  -        $  -             $16,564

  Form 5500                    -         1,040            15,524

NOTE 4 - FINANCIAL INFORMATION BY FUND

                                                     1994
                          P/F    M/F     IB/F   RMM/P   FS/F    AM/F    PL
                          (a)    (b)     (c)     (d)    (e)     (f)     (g)    Total
                                                (In Thousands)
Net assets available
 for benefits at
 December 31, 1993     $25,198 $44,301 $12,509 $46,296 $  629 $10,606 $10,940 $150,479

Transferred Assets        -       -       -      3,817    -      -        310    4,127
Contributions
  Employer               2,223   4,302     901   7,806    340   1,102    -      16,674
  Participants           2,696   5,538   1,007   7,284    396   1,544    -      18,465
Dividend and
 interest income         2,233   2,004     879   2,201     13     499    -       7,829
Net depreciation in
 fair value of
  investments           (1,723) (2,750) (1,051)   -      (154) (1,257)   -      (6,935)
Benefits paid to
 participants           (2,123) (4,017) (1,050) (7,076)   (66) (1,306)   (926) (16,564)
Other                        1       1     -        23    -         2       2       29
Transfers among
 investment programs      (181) (1,703) (1,362)    770  2,248     228    -        -
Loans made, net of
 principal payments       (256)   (748)   (142)   (938)   (45)    (96)  2,225     -

Current year net
 increase (decrease)     2,870   2,627    (818) 13,887  2,732     716   1,611   23,625
Net assets available
 for benefits at
 December 31, 1994     $28,068 $46,928 $11,691 $60,183 $3,361 $11,322 $12,551 $174,104

Investments            $26,850 $44,606 $11,202 $53,967 $3,148 $10,750 $12,551 $163,074
Employer contributions
 receivable              1,218   2,322     489   6,216    213     572    -      11,030

Net assets available
 for benefits at
 December 31, 1994     $28,068 $46,928 $11,691 $60,183 $3,361 $11,322 $12,551 $174,104

(a) Fidelity Puritan Fund
(b) Fidelity Magellan Fund
(c) Fidelity Intermediate Bond Fund
(d) Fidelity Retirement Money Market Portfolio
(e) Ford Stock Fund
(f) Fidelity Asset Manager Fund
(g) Participant Loans

NOTE 5 - TRANSFERRED ASSETS

As a result of the September 20, 1994 acquisition of the consumer credit card receivables of Amoco Oil Company and the December 1994 acquisition of the commercial fleet receivables of Amoco Oil Company by First Capital, acquired employees were offered the option of transferring their accounts in the Amoco Employee Savings Plan, including their outstanding loan balances, to the Plan. These transfers were not as a result of a plan merger, but met the elective transfer requirements of Internal Revenue Code Regulation 1.411(d)-4.

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
         ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                           AS OF DECEMBER 31, 1994
                               (In Thousands)


     Identity of          Description   Maturity  Rate of            Fair Market
       Issuer            of Investment    Date    Interest     Cost     Value

Fidelity Puritan
 Fund                     Mutual Fund     N/A       N/A      $ 27,490  $ 26,850

Fidelity Magellan
 Fund                     Mutual Fund     N/A       N/A        44,706    44,606

Fidelity Intermediate
 Bond Fund                Mutual Fund     N/A       N/A        11,785    11,202

Fidelity Retirement       Money Market
 Money Market Portfolio    Mutual Fund    N/A      Various     53,967    53,967

Fidelity Asset Manager
 Fund                     Mutual Fund     N/A       N/A        11,353    10,750

Ford Stock Fund           Common Stock    N/A       N/A         3,240     3,148

Associates First Capital
 Corporation
  Retirement Savings and  Loans to
   Profit Sharing Plan    Participants  Various  7% to 9.5%      -       12,551

Total                                                        $152,541  $163,074

                    ASSOCIATES FIRST CAPITAL CORPORATION
                 RETIREMENT SAVINGS AND PROFIT SHARING PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                    FOR THE YEAR ENDED DECEMBER 31, 1994
                        (Dollar Amounts In Thousands)

                                                                                               Fair
                                                                                Exp.          Market
                                                                               Incur.  Cost   Value   Net
      Identity                                    Purchase   Selling   Lease    With    of      of    Gain/
      of Issuer          Description of Asset      Price      Price    Rental  Trans.  Asset  Asset  (Loss)
                                                                                                (a)
Fidelity Puritan      Mutual Fund
 Fund                 Purchased $11,863 in a      $11,863                             $11,863 $11,863
                      series of 252 transactions.
                      Sold $7,387 in a series                $ 7,387                    7,260   7,387  $127
                      of 242 transactions.

Fidelity Magellan     Mutual Fund
 Fund                 Purchased $19,201 in a       19,201                              19,201  19,201
                      series of 252 transactions.
                      Sold $13,940 in a series                13,940                   13,881  13,940    59
                      of 246 transactions.

Fidelity Intermediate
 Bond Fund            Mutual Fund
                      Purchased $3,974 in a         3,974                               3,974   3,974
                      series of 248 transactions.
                      Sold $3,712 in a series                  3,712                    3,643   3,712    69
                      of 236 transactions.

Fidelity Retirement
 Money Market
 Portfolio            Money Market Mutual Fund
                      Purchased $34,014 in a       34,014                              34,014  34,014
                      series of 255 transactions.
                      Sold $21,231 in a series                21,231                   21,231  21,231    -
                      of 250 transactions.

Fidelity Asset
 Manager Fund         Mutual Fund
                      Purchased $6,631 in a         6,631                               6,631   6,631
                      series of 245 transactions.
                      Sold $4,650 in a series                  4,650                    4,646   4,650     4
                      of 218 transactions.

__________
(a) Represents the fair market value of the asset at the date of purchase for purchase reportable transactions and the fair market value of the asset at the date of sale for sell reportable transactions.

                                                     EXHIBIT A


                     CONSENT OF INDEPENDENT ACCOUNTANTS




Re:   Associates First Capital Corporation Retirement
       Savings and Profit Sharing Plan Registration
       Statement No. 33-50087


We consent to the incorporation by reference in the above Registration Statement on Form S-8 of our report dated June 16, 1995 to the Board of Directors of Associates First Capital Corporation and the Board of Directors of Ford Motor Company which is included in this Annual Report on Form 11-K.






                                                COOPERS & LYBRAND L.L.P.



Dallas, Texas
June 16, 1995